FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                       No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                       No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Press Release, dated June 28, 2007, entitled “Nortel Inversora S.A. announces the filing of its Form 20-F with the Securities and Exchange Commission”

Item 1

NORTEL INVERSORA S.A.

Contact:

José Gustavo Pozzi

Nortel Inversora

(54-11) 4968-3631/3630

NORTEL INVERSORA S.A. ANNOUNCES

THE FILING OF ITS FORM 20-F WITH

THE SECURITIES AND EXCHANGE COMMISSION

Buenos Aires, June 28, 2007 – Nortel Inversora (NYSE: NTL), (“Nortel Inversora” or the “Company”) the holding company of Telecom Argentina S.A., announced today that, in accordance with the regulation approved by the Securities and Exchange Commission (“SEC”) on August 21, 2006, it has submitted to the SEC its Form 20-F with the corresponding complete audited financial statements as of December 31, 2006.

Moreover, the Form 20-F and the corresponding audited financial statements as of December 31, 2006 can be accessed and downloaded from the English version of the “Investors” section on the webpage of the Company’s website located at www.nortelsa.com.ar or http://contenidos.arnet.com.ar/nortel/index.htm. In addition, such documentation can be found at the SEC’s website (www.sec.gov) in the Section “Search for Company Filing/Companies & Other Filers”, under the CIK code No. 0000877691.

Finally, upon request, shareholders have the ability to received free of charge hard copies of the Form 20-F and the complete audited financial statements as of December 31, 2006 as filed with the SEC. Such requests and /or queries related to the Form 20-F and the complete audited financial statements as of December 31, 2006 should be made to the following persons:

José Gustavo Pozzi	María Blanco Salgado
54-11-4968-3631	54-11-4968-3630

Fax: 54-11-4313-1298

E-mail: mblancos@ta.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: June 28, 2007	By:	/s/ José Gustavo Pozzi
	Name:	José Gustavo Pozzi
	Title:	General Manager